UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38206

TDH Holdings, Inc.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Information

On November 16, 2018, TDH Holdings, Inc. (the “Company”) held its 2018 Annual Shareholders Meeting at 9AM local China time (or 8PM Eastern Standard Time), at the Company’s principal executive office in Huangdao District, Qingdao, Shandong Province, China. At the close of business on October 2, 2018, the record date to vote at the meeting, there were 9,423,750 shares issued and outstanding. The Board member elections and auditor appointment ratifications were the only matters considered and voted upon at the Annual Meeting.

1. Election of Directors

NAME	VOTED FOR	VOTED AGAINST	ABSTAIN

Cui Rongfeng	4,009,795	-	9,400
Cui Rongbing	4,009,795	-	9,400
Lei Wang	4,009,795	-	9,400
Qiu Li	4,009,795	-	9,400
Qi Wang	4,009,795	-	9,400

2. Ratification of appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

VOTED FOR	VOTED AGAINST	ABSTAIN
4,168,888	200	6,684

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 20, 2018

TDH Holdings, Inc.

By:	/s/ Cui Rongbing
Name: Cui Rongbing
Title: Chief Financial Officer

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